November 29, 2022

VIA EDGAR

Robert Babula

Ken Schuler

Gus Rodriguez

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street. NE

Washington. D.C. 20549-3561

Re:	Ramaco Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed April 1, 2022

File No. 001-38003

Form 10-Q for the Quarterly Period Ended June 30, 2022

Filed August 9, 2022

File No. 001-38003

Ladies and Gentlemen:

On behalf of Ramaco Resources, Inc. (the “Company”) and in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 31, 2022, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before December 9, 2022.

If you have any questions regarding the foregoing, please contact the undersigned at (859) 244-7455.

Sincerely,

/s/ Barkley J. Sturgill, Jr.
Name: Barkley J. Sturgill, Jr.
Title: Senior Vice President, General Counsel and Secretary

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Anthony L. Sanderson, Kirkland & Ellis LLP